As filed with the Securities and Exchange Commission on March 11, 2022	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY WARRANTS EVIDENCED BY

AMERICAN DEPOSITARY WARRANT RECEIPTS

POLESTAR AUTOMOTIVE HOLDING UK LIMITED1

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

England and Wales

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Polestar Automotive USA, Inc.
777 McArthur Blvd
Mahwah, NJ 07430
Tel: (949) 735-1834

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christian Nagler Timothy Cruikshank Kirkland and Ellis LLP 601 Lexington Avenue New York, NY 10022 Tel: (212) 446-4800 Fax: (212) 446-4900	Alexander Lloyd Kirkland & Ellis LLP 200 Clarendon Street Boston, MA 02116 Tel: (617) 385-7500	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2301

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Warrants (“ADW(s)”), each ADW representing the right to receive one warrant to purchase Class A ordinary shares of Polestar Automotive Holding UK PLC (the “Company”)	50,000,000 ADWs	$5.00	$2,500,000.00	$231.75

*	Each unit represents 100 ADWs.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADWs.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

_____________________________

1 The issuer intends to alter its legal status under English law from a private limited company to a public limited company and to change its name to “Polestar Automotive Holding UK PLC”. This registration statement will be amended to reflect such changes prior to effectiveness.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

 ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Warrant (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Warrant ("ADWs")	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (15).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14); Reverse of Receipt - Paragraph (18).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (15) and (17).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (15) and (17).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADWs	Face of Receipt - Paragraph (14).

Item Number and Caption			Location in Form of American Depositary Warrant (“Receipt”) Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (8); Reverse of Receipt - Paragraphs (20) and (21).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADWs		Face of Receipt - Paragraph (11).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (14).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Warrant Receipt included as Exhibit A to the Form of ADW Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	Form of ADW Deposit Agreement, by and among Polestar Automotive Holding UK [Limited][PLC] (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Warrants issued thereunder. — Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Warrants registered hereunder or the custody of the deposited securities represented thereby. — None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. — None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADWs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADW thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the ADW Deposit Agreement, by and among Polestar Automotive Holding UK Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Warrants to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 8th day of March 2022.

Legal entity created by the ADW Deposit Agreement under which the American Depositary Warrants registered hereunder are to be issued, each American Depositary Warrant representing the right to receive one warrant to purchase Class A ordinary shares of Polestar Automotive Holding UK Limited.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith Galfo
Name: Keith Galfo
Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Polestar Automotive Holding UK Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Gottenburg, Sweden, on March 4, 2022.

Polestar Automotive Holding UK Limited

By:	/s/ Thomas Ingenlath
Name: Thomas Ingenlath
Title: Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Thomas Ingenlath, Johan Malmqvist, Roger Molin and Jan Mikael Alkmark, each acting alone to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on March 4, 2022.

Signature	Title

/s/ Thomas Ingenlath	Chief Executive Officer
Thomas Ingenlath
(Principal Executive Officer)

/s/ Johan Malmqvist	Chief Financial Officer
Johan Malmqvist
(Principal Financial Officer)

/s/ Roger Molin	Head of Group Financial Accounting & Control
Roger Molin
(Principal Accounting Officer)

/s/ Jan Mikael Alkmark	Director
Jan Mikael Alkmark

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, Polestar Automotive Holding UK Limited has duly caused this registration statement to be signed by the following duly authorized representative in the United States:

Date: March 4, 2022

POLESTAR AUTOMOTIVE USA INC.

By:	/s/ Jan Mikael Alkmark
Name:	Jan Mikael Alkmark
Title:	Authorized Representative in the United States

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page
(a)	Form of ADW Deposit Agreement
(d)	Opinion of counsel to the Depositary